SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549


02052027

FORM 6-K



Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the *Securities Exchange Act* of 1934

For the month of August, 2002

SYNSORB BIOTECH INC.
(*Translation of registrant's name into English)*

411 - 19 Street S.E., Calgary, Alberta Canada T2E 6J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F_________ Form 40-F ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __N/A________

Press Release

SYNSORB Biotech Inc.
411 - 19 Street S.E.
Calgary, AB T2E 6J7

SYNSORB Common Shares to cease trading on Nasdaq

SYNSORB Biotech Inc. (TSE:SYB) announced that it has been advised by Nasdaq that Nasdaq will delist SYNSORB's common shares from the Nasdaq Stock Market effective with the open of business on Thursday, August 15, 2002. SYNSORB had previously announced that on July 10, 2002 the staff of Nasdaq had determined that SYNSORB had failed to comply with certain Nasdaq rules and its Common Shares were subject to possible delisting by Nasdaq.

SYNSORB common shares continue to be listed on The Toronto Stock Exchange under the Symbol "SYB".

SYNSORB Biotech Inc. is a publicly traded company listed on the Toronto Stock Exchange (symbol SYB).

This release contains certain forward-looking statements which involve known and unknown risks, delays, uncertainties and other factors not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performances or other expectations implied by these forward-looking statements. These factors include the uncertainty of future alternatives available to the Company, the future of the Company's assets and those factors detailed in the Company's registration statement on Form 20F filed with the Securities and Exchange Commission.

For further information regarding SYNSORB, please contact Jim Silye, President & Chief Executive Officer, at (403) 270-1323.

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SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act* of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNSORB BIOTECH INC.
(Registrant)

Date: August 15, 2002

By: 
(Signature)
Name: Jim Silye
Title: President